UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Lundin Mining Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

550372106

(CUSIP Number)

H. Maura Lendon

Vice President and General Counsel

HudBay Minerals Inc.

Dundee Place, Suite 2501

1 Adelaide Street East

Toronto, Ontario

M5C 2V9, Canada

416 362-8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 550372106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 96,997,492 (1)
8. Shared Voting Power
9. Sole Dispositive Power 96,997,492
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,997,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.9% (2)
14.	Type of Reporting Person (See Instructions) CO

(1). Represents common shares of Lundin Mining Corporation (“Lundin”) that HudBay Minerals Inc. has acquired in accordance with the Subscription Agreement.

(2). Based on 390,436,279 common shares of Lundin outstanding as represented by Lundin in the Arrangement Agreement, and the issuance of 96,997,492 common shares of Lundin on December 11, 2008 pursuant to the Subscription Agreement.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by HudBay Minerals Inc. (“HudBay”) on December 1, 2008 (the “Schedule 13D”), with respect to the common shares (the “Common Shares”) of Lundin Mining Corporation (“Lundin”), as amended by Amendment No. 1 to the Schedule 13D filed by HudBay on December 15, 2008, and as amended by Amendment No. 2 to the Schedule 13D filed by HudBay on February 25, 2009 (together, the “Initial Statement”). The Common Shares to which this Amendment relates are held directly by HudBay. This Amendment is being filed to update the Initial Statement in light of recent events.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement. All capitalized terms used herein shall have the meanings given to them in the Initial Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2.	Identity and Background

Item 2(d) – (e) is hereby amended and restated as follows:

(d) During the last five years, neither HudBay nor, to the knowledge of HudBay, any of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Other than as described below, neither HudBay nor, to the knowledge of HudBay, any of the persons listed on Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

From September 2003 until June 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business. As a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline, the Ontario Securities Commission (“OSC”) issued a management cease trade order relating to any trading in securities of Atlas Income Trust against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then-current and former officers of Atlas. The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. On May 18, 2004, prior to Mr. Voorheis’ involvement in Hollinger, as a result of Hollinger’s failure to file financial statements on a timely basis as required under the Ontario securities laws, the OSC issued a temporary cease trade order that prohibited certain then-current and former directors, officers and insiders of Hollinger from trading in securities of Hollinger, subject to certain exceptions. On June 1, 2004, the OSC issued a management cease trade order (the “MCTO”). The MCTO was subsequently varied on March 8, 2005, August 10, 2005 and April 28, 2006. The April 28, 2006 variation added the then-current directors and officers of Hollinger to the list of persons subject to the MCTO. On April 10, 2007, the MCTO was revoked pursuant to an order issued by the OSC. The revocation order stemmed from the remediation by Hollinger of its historical continuous disclosure record on March 7, 2007. Related cease trade orders were also issued by securities regulatory authorities in British Columbia on May 31, 2004 and Alberta on June 10, 2004 but were revoked, or expired, following the revocation of the MCTO by the OSC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2009

HudBay Minerals Inc.

By:	/s/ David S. Bryson
Name:	David S. Bryson
Title:	Senior Vice President and Chief Financial Officer

Schedule I

Schedule I to the Initial Statement is hereby amended and restated as follows:

Directors and Officers of HudBay

The following table sets forth the name and principal occupation of employment, if applicable, of each director and executive officer of HudBay Minerals Inc as at March 23, 2009. Unless otherwise indicated, the business address of such persons is c/o HudBay Minerals Inc., Dundee Place, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9, Canada.

Directors

Name	Principal Occupation and Address
J. Bruce Barraclough	Serves as Director of HudBay
Brian D. Gordon	President and Director, Seedhouse Holdings Ltd., 14 Kingswood Crescent SS 37, La Salle, Manitoba R0G 0A1, Canada
Alan Roy Hibben	Partner, Blair Franklin Capital Partners, Commerce Court West, Suite 1905, 199 Bay Street, P.O. Box 147. Toronto, Ontario M5L 1E2, Canada
W. Warren Holmes	Serves as Director of HudBay
Peter R. Jones	Chief Executive Officer of HudBay
John Knowles	President and Chief Executive Officer, Wildcat Exploration Ltd., Unit 203-1780 Wellington Avenue, Winnipeg, Manitoba R3H 1B3, Canada
Alan Lenczner, Q.C.	Partner, Lenczner Slaght Royce Smith Griffin LLP, 130 Adelaide Street West, Suite 2600, Toronto, Ontario M5H 3P5, Canada
G. Wesley Voorheis	Partner, Voorheis & Co. LLP, 120 Adelaide St W Suite 908, Toronto, Ontario M5H 1T1, Canada

Executive Officers

Name	Principal Occupation
David S. Bryson	Senior Vice President and Chief Financial Officer
Thomas A. Goodman	Senior Vice President, Operations
Alan T.C. Hair	Senior Vice President, Development
H. Maura Lendon	Senior Vice President, General Counsel and Corporate Secretary
Peter R. Jones	Chief Executive Officer and Director
Michael D. Winship	President and Chief Operating Officer

Schedule II

Schedule II to the Initial Statement is hereby amended and restated as follows:

Name	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned

Directors
J. Bruce Barraclough	—	—
Brian D. Gordon	—	—
Alan Roy Hibben	—	—
W. Warren Holmes	—	—
Peter R. Jones	—	—
John Knowles	—	—
Alan Lenczner, Q.C.	—	—
G. Wesley Voorheis	—	—

Officers
David S. Bryson	10,268	*
Thomas A. Goodman	—	—
Alan T.C. Hair	—	—
H. Maura Lendon	5,000	*
Peter R. Jones	10,000	*
Michael D. Winship	—	—

Total	25,268	*%

*	Less than 0.1%